Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-138457) and related Prospectus of TRW Automotive Holdings Corp. for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated February 20, 2006, with respect to (a) the consolidated and combined financial statements and schedule of TRW Automotive Holdings Corp. and its predecessor, (b) TRW Automotive Holdings Corp. management’s assessment of the effectiveness of internal control over financial reporting, and (c) the effectiveness of internal control over financial reporting of TRW Automotive Holdings Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Troy, Michigan
November 1, 2006